EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

		Year Ended December 31,
($ in thousands)		2005	2004	2003
I.	Earnings:
	Net income	$16,176	$16,176	$13,380
	Fixed charges excluding preferred stock dividends	—	—	—

	Earnings before fixed charges	$16,176	$16,176	$13,380

II.	Fixed charges:
	Preferred stock dividends	$14,252	$14,252	$12,125

III.	Ratios of earnings to fixed charges	1.13x	1.13x	1.10x